March 5, 2010

By U.S. Mail and Facsimile to: (877) 410-4845

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

      Re: MortgageBrokers.com Holdings, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Forms 10-Q for 2009
                File No. 333-105778

Dear Mr. Haditaghi:

We have reviewed your response, filed with the Commission on January 29, 2010, to our December 8, 2009 letter and have the following comments:

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis

1. Please refer to your response to comment 1 of our December 8, 2009 and address the following:

- We are not able to locate in your October 20, 2009 response proposed disclosures that there is no variation in commission rates across your markets. Also, we are unable to locate proposed disclosure of what the commission rate is. Please advise or revise.

- Please revise to include the information included in bullet point 2 of your January 29, 2010 response to our December 8, 2009 letter in your filings, including both the Business and MD&A sections. Discuss for a reader why you do not believe tracking origination information by province is meaningful, clarifying why you apparently believe the mortgage markets and related economies of each province are the same.

- Please refer to bullet point 3 of your January 29, 2010 response to our December 8, 2010 letter. You state that the information requested in bullet points 3, 4 and 5 is confidential in nature. Please provide us the information requested in those bullet points. We will consider any confidential treatment request provided pursuant to Rule 83 related to this information. Furthermore, absent the disclosure of that information, management needs to develop a more meaningful discussion of the factors contributing to the changes in revenue between periods. It is not adequate to merely attribute those changes to, for instance, more originations resulting from more agents.

Form 10-Q for the period ended September 30, 2009

2. Please refer to your responses to comments 3 and 4 of our December 8, 2009 letter. Your responses appear overly abbreviated. Please expand each of your responses as follow:

- Please discuss in more detail how the apparent inconsistencies in your disclosures and your response to comment 3 arose and when and how they were detected. Include disclosures in future filings of the changes made in those disclosures surrounding this issue.

- Please tell us and revise future filings to discuss how this issue arose, including the reference to the PCAOB review of your auditors, specifically when it arose, when it was resolved and how, in detail, you will record the cancellation of shares issued and accrued to employees and how doing so will effect your financial statements.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, provide us drafts of your intended revisions to future filings and provide any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions regarding comments.

Sincerely,

Kevin W. Vaughn

Branch Chief